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                              Dujour Products, Inc.
                              West 2809 Longfellow
                                Spokane, WA 99205
         Telephone: (604) 761-1248 / Email: corporate@dujourproducts.com



January 9, 2006


Sonia Barros, Esq.
Division of Corporate Finance
United States Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dujour Products, Inc.
    Registration Statement on Form SB-2, filed December 20, 2005
    File No. 333-128555

Dear Ms. Barros:

I would like to thank you again for your time and comments in assisting our company with our SB-2 filing. With reference to your letter of January 6, 2006, we have endeavored to amend our filing as per your comments.

Prospectus Cover Page
---------------------

     1. We have also included the termination date of the primary offering on the cover page of the prospectus, as suggested.

     2. We have moved our cross reference to risk factors to the front page, immediately after paragraph 2.


Risk Factors, pages 9-13
------------------------

"Because the company anticipates operating expenses will increase prior to earning revenue, we may never achieve profitability." Page 10

     3. We have amended our risk factors here and increased our cost of sales and marketing to $40,000 from the $20,000 previously disclosed.

"Because the company's officers and directors have other outside business activities, they may not be in a position to devote a majority of their time to company which may result in periodic interruptions or business failure." Page 11

     4. We have revised our document to reflect the fact that the Company has only one Director, namely Mr. Crimeni.

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Sonia Barros
January 10, 2006
Page 2


     5. We have added a risk factor to disclose the Company's great dependence upon its sole employees and officers, Messrs. Crimeni and Giachetti.

"Because our company's management currently owns 74.3% of the outstanding common stock, investors may find decisions made by management contrary to their interests." Page 12

     6. We have amended this risk factor to state that Mr. Crimeni, the Company's sole director, and not "management", currently owns 74.3%. We have also disclosed that Mr. Giachetti does not own any common, or other, stock in the Company.

Management's Discussion and Analysis or Plan of Operation, pages 21-23
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     7.   We have amended our MD&A to include our planned expenditures over the next 12 months, as required by Item 303(a) of Regulation S-B.

     8. We have amended our document to reflect the correct amount of shares issued and funds raised from the February 17, 2005 and June 29, 2005 sales. Mr. Crimeni purchased 7,000,000 shares at .001 for proceeds of $7,000.00, and 2,420,000 shares were issued at .005 for proceeds of $12,100.00, for cumulative proceeds of $19,100.00. There was a typo stating that 2,240,000 shares were issued, when in fact there were 2,420,000 shares issued. This typo has been corrected.

     9. We have corrected the typo in this section, revising the amount of shares issued, from 2,240,000, the incorrect amount, to the correct amount of 2,420,000.

Principal Stockholders, pages 25-26
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     10.  We have revised the table to indicate that Mr. Crimeni beneficially owns 74.3% of the issued and outstanding common stock of the Company, as of the date of this prospectus.

Signatures, page 32
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     11.  We have amended our document so that the second signature on page 32 clearly designates Mr. Crimeni as our principal accounting officer.

Financial Statements
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General
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     12.  We have noted your comment regarding our use of a Canadian auditing firm and confirm that, if operations in the United States become significant, we will engage a U.S. registered public accounting firm.



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Sonia Barros
January 10, 2006
Page 3

Notes to Financial Statements
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Note 3. Capital Stock, page F-8
-------------------------------

     13. We have had our Auditors amend Note 3 of our Financial Statements to reflect that the Company offered 10,000,000 shares and issued 2,420,000.

Attached is the amended SB-2 containing corrections and revisions. Thank you again for your assistance.

Yours Truly,

/s/ Adrian Crimeni

Adrian Crimeni
President
Dujour Products, Inc.

Enclosures

















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